800 West California Ave. Suite 200, Sunnyvale, CA

Phone: (408)-331-8600 Fax: (408)-331-8601

Via Federal Express and Edgar

July 9, 2009

Kate Tillan

Assistant Chief Accountant

Division of Corporate Finance

Securities and Exchange Commission

Mail Stop 3030

100 F St. N.E.

Washington D.C. 20549

RE:	Leadis Technology, Inc. (the “Company”)

Form 10-K for the year ended December 31, 2008

Filed March 31, 2009

File No. 000-50770

Dear Ms. Tillan:

We are providing this letter in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated June 24, 2009. For your convenience, we have included the text of the Staff’s comments in this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Statements, page 46

Consolidated Statements of Operations, page 48

1.	In future filings, please present the aggregate amount of goodwill impairment losses as a separate line item consistent with paragraph 43 of SFAS 142.

Response: As requested, in future filings we will present the aggregate amount of goodwill impairment losses as a separate line item from the aggregate amount of impairment losses on intangible assets.

Consolidated Statements of Cash Flows, page 49

2.	Please tell us and in future filings disclose the facts and circumstances leading to your provision for excess and obsolete inventory.

Response: Our inventory consists of semiconductor products in wafer and separated die. Prior to the end of each fiscal quarter, we create a forecast of aggregate customer demand by product, although this forecast is constrained by our limited visibility as to the volume of our products that our customers are selling to their customers or carrying in their inventory. We compare quantities of equivalent die on hand to forecasted future sales and record inventory provisions for estimated obsolescence or unmarketable inventories. In addition, we specifically provide for lower of cost or market (LCM) adjustments if the carrying value of our inventory exceeds its estimated selling price less the cost to dispose of the inventory. To ensure availability of our products for our customers, in some cases we start the manufacturing of our products based on forecasts provided by these customers in advance of receiving purchase orders. However, these forecasts do not represent binding purchase commitments, and we do not recognize revenue from these products until they are shipped to the customer.

We sell our display drivers to display module manufacturers who integrate our drivers into the displays that they supply to portable consumer electronics manufacturers. During 2008, customers for customized TFT LCD display drivers abruptly terminated two programs, leaving us with inventory that could not be sold. As a result of these two program cancellations, we recorded $0.6 million in excess and obsolete inventory provisions for the year ending December 31, 2008. Additionally, we experienced declining selling prices for our largest TFT display driver device sold into a consumer electronics product, and a steeper than expected decline in forecasted demand for this display driver as the market for portable consumer electronics deteriorated precipitously with the global economic downturn in the second half of 2008. As a result, provisions for excess and obsolete inventory and LCM adjustments for this single program exceeded $4.2 million in the year ending December 31, 2008. We recorded smaller provisions for excess inventory on other display driver products as demand fell in the second half of 2008.

In future filings, we will disclose the facts and circumstances leading to material provisions for excess and obsolete inventory.

Note 2. Summary of Significant Accounting Policies, page 52

Revenue Recognition, page 54

3.	We note that because of agreements granting distributors the right to return unsold products, price protection and rights to stock rotation on unsold products you defer recognizing revenue on sales made to these distributors until the distributors sell the products to a third party. Please revise future filings to summarize the significant terms of your sales arrangements with distributors, including the return, price protection and stock rotation rights you grant; the situations under which the distributors may exercise those rights; and whether returns or price protection credits are capped to a certain percentage of sales price or margins. Please also tell us whether any of your arrangements with distributors would allow or require you to grant price concessions below the cost of the product.

Response: In future filings, we will summarize the significant terms of our sales agreements with major distributors regarding returns, price protection and stock rotation, as well as the situations under which the distributors may exercise those rights. None of our existing agreements with distributors require us to grant price concessions below the cost of the product.

4.	Please tell us and disclose in future filings your policies for testing and accounting for the impairment of the deferred cost of sale amounts related to the inventory still held by distributors which may be returned to you or for which you might grant a price concession below cost.

Response: As noted in our response to Staff Comment #3 above, none of our existing agreements with distributors require us to grant price concessions below the cost of the product. Nevertheless, in valuing our deferred cost of sales at each balance sheet date, we use the per unit cost defined by our inventory valuation on that date, which reflects any provision for impairment due to excess and obsolete inventory, and includes any impairment provisions for LCM adjustments. In the event we grant a material price concession to, or allow a material product return by any distributor, we will disclose any required impairment of the deferred cost of sale related to shipments held by the distributor.

5.	Please tell us the amounts of gross deferred revenues and gross deferred costs of sales presented in the deferred margin caption of your balance sheets as of March 31, 2009 and December 31, 2008. In addition, as we note that impairments of the deferred costs and credits for changes in selling prices may be reasonably likely to have a material impact on your results of operations, liquidity or capital resources, please revise MD&A in future filings to include similar disclosure accompanied by a discussion of the impact in each reported period. Your discussion could also include a roll-forward of your deferred distributor income liability account. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

Response: The table below shows the amounts of gross deferred revenues and gross deferred costs of sales in our deferred margin account on December 31, 2008 and March 31, 2009.

(in thousands)	Deferred margin as of December 31, 2008	Deferred margin as of March 31, 2009
Deferred product revenue	$(425)	$(326)
Deferred product cost of sale	250	250
Deferred NRE revenue	(522)	(13)

Deferred margin	$(697)	$(89)

In January 2009, we sold our display driver business to AsTEK, Inc., a privately held company located in Korea. As disclosed in Item 2, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (MD&A) of our Form 10-Q filing for the quarter ended March 31, 2009, AsTEK, Inc. assumed our deferred revenue liabilities for approximately $0.5 million of non-recurring engineering (NRE) fee revenue related to development of customized display drivers under contracts with outside parties. As we have exited the display driver business, we do not expect to record deferred revenue on engineering fees for display driver development in the future.

We will disclose in our MD&A discussions in future filings the amounts and trends of gross deferred revenues and deferred costs of sales as presented in the deferred margin caption, including any changes in the composition of the deferred margin amounts. In the event that a material impairment of deferred costs occurs, we will discuss its impact on our results of operations, liquidity or capital resources.

Exhibit 31.1 and 31.2

6.	We note that you removed the phrase ‘(the registrant’s fourth fiscal quarter in the case of an annual report)’ in paragraph 4(d) of the certifications. In future filings, please revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

Response:

In future filings, we will revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K.

*    *    *    *    *

In response to the Staff’s request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures contained in its filings required under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”);

•

Staff comments or changes to the Company’s disclosures contained in a filing made under the Exchange Act in response to Staff comments do not foreclose the Commission from taking action with respect to such filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any comments or questions regarding this letter to the undersigned at (408) 331-8612.

Sincerely,

/s/ John K. Allen
John K. Allen
Chief Financial Officer